Exhibit 99.14

Notice to ASX and LSE

AMENDMENT

The UK Regulatory News Service Announcement No 4363K, released in London on 13th December at 15:30 GMT, incorrectly stated the date of the 2019 half year results announcement.  The amended timetable shows the correct date of Thursday 1 August 2019.

All other details were correct and remain unchanged.

The full amended text is shown below:

Rio Tinto plc and Rio Tinto Limited – 2018 Final and 2019 Interim Dividend Dates

13 December 2018

Set out below are the relevant dates for the Rio Tinto plc and Rio Tinto Limited 2018 final and 2019 interim dividends.

2018 Final Dividend
27 February 2019	Preliminary Results announcement
07 March 2019	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2018 final dividend
08 March 2019	Record date
28 March 2019	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
11 April 2019	Dividend currency conversion date
18 April 2019	Payment date

2019 Interim Dividend
1 August 2019	Half Year Results announcement
8 August 2019	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” for the 2019 interim dividend
9 August 2019	Record date
29 August 2019	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
12 September 2019	Dividend currency conversion date
19 September 2019	Payment date

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404